

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

March 13, 2009

Jon M. Smith
Chief Financial Officer
RathGibson, Inc.
475 Half Day Road, Suite 210
Lincolnshire, Illinois 60069

       RE: **RathGibson, Inc.**
              Form 10-K for Fiscal Year Ended January 31, 2008
              Forms 10-Q for Fiscal Quarters Ended April 30, 2008, July 31, 2008
              and October 31, 2008
              File No. 333-134875

Dear Mr. Smith:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, to the undersigned at (202) 551-3769.

                  Sincerely,

                  Rufus Decker
                  Accounting Branch Chief